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                                 LAW OFFICES OF


                         SAUL, EWING, REMICK & SAUL LLP

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BALTIMORE, MARYLAND                      CENTRE SQUARE WEST                   NEW YORK, NEW YORK
BERWYN, PENNSYLVANIA              1500 MARKET STREET, 38th FLOOR            PRINCETON, NEW JERSEY
HARRISBURG, PENNSYLVANIA            PHILADELPHIA, PA 19102-2186              WILMINGTON, DELAWARE

                                          (215) 972-7777

    NICHOLAS DAY                                                                  INTERNET EMAIL
Direct Dial: (215) 972-7783               Fax: (215) 972-7725                 Firm: lawyers@saul.com
Direct Fax: (215) 972-1878        World Wide Web: http://www.saul.com         Direct: nday@saul.com
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                                                            May 18, 2000

Via Electronic Submission
-------------------------
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re: InKine Pharmaceutical Company, Inc. Registration Statement on Form S-3 File No.: 333-37254

Ladies and Gentlemen:

     On behalf of InKine Pharmaceutical Company, Inc., we hereby confirm that the delaying amendment set forth below was inadvertently left off of the above-referenced registration statement. Pursuant to Rule 473(c) of the Securities Act of 1933, that registration statement is hereby amended by adding the following to the bottom of the facing page thereof following the calculation of the registration fee:

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine."


                                                      Sincerely,

                                                      /s/ Nicholas Day

                                                      Nicholas Day